Exhibit 99.1

First Japanese Institution to Utilize SOPHiA GENETICS’ Myeloid Plus Solution

BOSTON, United States, LAUSANNE, Switzerland, and HIROSHIMA, Japan – February 22, 2022 – SOPHiA GENETICS (Nasdaq: SOPH), today announced an agreement with Hiroshima University, one of the top public universities in Hiroshima City, Japan, to support their molecular profiling by next-generation sequencing (NGS) in investigating the pathogenic variants causing different blood cancer disorders.

Hiroshima University is home to one of the largest university research institutes in the field of radiation biomedical science in Japan. With NGS for myeloid testing not widely available in Japan, a group of Hiroshima University researchers tapped the SOPHiA DDM Platform to assist with the clinical utility of NGS tests for myeloid malignancies. Hiroshima University aimed to establish a framework where the NGS-based testing would become a routine part of clinical diagnosis for myeloid neoplasms.

Following the adoption of the SOPHiA DDM Platform, Masatoshi Nishizawa from Hiroshima University presented a research case study at the 83rd Annual Meeting of Japanese Society of Hematology (Sendai, September 23-25, 2021). Leveraging the SOPHiA DDM Platform’s unique algorithmic capabilities, the researchers from Hiroshima University detailed their experience with the first 24 samples of myeloid solution collected and analyzed as part of a research project to evaluate the clinical utility of NGS testing for myeloid malignancies. The evaluation showed that the SOPHiA DDM platform’s unique capabilities in support of NGS testing were both useful and feasible in identifying druggable targets and making precise diagnosis and prognosis to help benefit more patients in Japan. The work of Hiroshima University has since been shared with Japanese laboratories and clinicians, and the university aims to continue its evaluation with additional samples over the next 12 months.

“SOPHiA GENETICS is committed to improving patient outcomes through the practice of data driven medicine. We work with several oncohematology centers around the world and are now eager to start supporting the Japanese oncohematology network of hospitals. The more data we compute, the more benefit we bring to all our users to ultimately accelerate the democratization of data-driven-medicine,” said Jurgi Camblong, co-founder and CEO of SOPHiA GENETICS.

“To make a personalized treatment in the real-world practice of oncohematology prevail, the sophistication of diagnostic gene panels is strongly desired,” said Tatsuo Ichinohe, Director of the Department of Hematology and Oncology at Hiroshima University Hospital. “SOPHiA GENETICS’ Myeloid Plus Solution is one of the best examples I have ever seen in terms of its ease of use and wide coverage.”

SOPHiA GENETICS’ partnership with Hiroshima University follows the company’s March 2021 announcement of a long-term collaboration agreement with Hitachi, Ltd. To bring clinical, genomic, and real-world insights to more Japanese healthcare providers and pharmaceutical and biopharmaceutical companies. In partnership with Hitachi, discussions continue with additional Japanese institutions who may also benefit from SOPHiA GENETICS for oncohematological cancer research.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 780 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

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Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com